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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ESTATE OF ELLYN VERONICA PINKNEY

Address of Principal Business Office:

Care of 81 Columbia St. Apt. 3F
FEDERAL RESERVE BANK OF New York
New York, NY 10002

Telephone Number: 602-281-0475

Name and Address of Agents for Service of Process:

Civilian(s)/Chapitier Resident(s): pinkney, ellyn veronica
:Department of Health, Board of Directors:
NYC Registrar file No. 156-61-222317
Principal Financial and Accounting Officer as transfer agent:

ESTATE OF ELLYN VERONICA PINKNEY
care of 81 Columbia St. Apt. 3F
FEDERAL RESERVE BANK OF New York
NEW YORK, NEW YORK 10002 ZIP CODE

Yes - this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A.

Pursuant to the requirements of the Investment Company Act of 1940, the undersign registrant does sign this notification of registration on its behalf of the city of New York and state of New York on the 5th day of MARCH of 2019.


Estate of Ellyn Veronica Pinkney
Signature /s/ pinkney, ellyn veronica
Registrant: Ellyn V Pinkney
Name of Sponsor: New York City, New York
Attest: /s/ pinkey, james
Title: Civilian


MERCHANT-RESIDENT-MASTER-SEAMAN
NYC, NY REGISTRAR NO. 156-61-222317
DBA ELLYN VERONICA PINKNEY
ISOA/ATIMA
care of 81 Columbia St. Apt. 3F, New York, NY 10002

MARKET IDENTIFIER NO. 00362475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549